EXHIBIT 1
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS (Unaudited)

	August 28,	February 27,
	2011	2011
	(Dollars in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$24,741	$28,100
Accounts receivable, net of allowance for doubtful accounts of $146 and $315, respectively	37,354	38,079
Inventory	7,346	7,485
Deferred income taxes	1,559	1,440
Prepaid expenses and other current assets	4,821	4,370

Total current assets	75,821	79,474

Property and equipment, net	11,887	13,695
Intangible assets, net	3,380	3,438
Goodwill	9,622	9,584
Deferred income taxes	1,941	1,803
Deferred financing fees	10,477	10,993
Other assets	4,517	4,867

Total assets	$117,645	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	7,807	7,291
Accrued expenses	11,155	12,828
Accrued interest payable	10,505	10,625
Income taxes payable	234	285
Deferred revenue	36,756	36,199

Total current liabilities	71,457	72,228

Long-term debt, net of discount	252,350	249,069
Embedded derivatives	20,243	18,955
Deferred revenue and other liabilities	15,222	14,328

Total liabilities	359,272	354,580

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at August 28, 2011 and February 27, 2011 (liquidation preference of $105,145 and $101,101, respectively)	105,145	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at August 28, 2011 and February 27, 2011 (liquidation preference of $56,599 and 54,423, respectively)	56,599	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	167,262	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at August 28, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at August 28, 2011 and February 27, 2011, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at August 28, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(436,953)	(418,687)
Accumulated other comprehensive gain	2,354	1,209

Total stockholders’ deficit	(408,889)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$117,645	$123,854

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
	(Dollars in thousands)
REVENUE
Product	$17,347	$18,225	$34,236	$31,331
Service	33,356	32,947	66,033	66,806

Total revenue	50,703	51,172	100,269	98,137

COST OF REVENUE
Product	7,635	8,112	15,123	14,857
Service	14,331	14,597	28,240	28,817

Total cost of revenue	21,966	22,709	43,363	43,674

Gross profit	28,737	28,463	56,906	54,463

OPERATING EXPENSES
Research and development	6,930	6,613	14,276	13,633
Sales and marketing	7,459	7,100	15,245	14,064
General and administrative	5,246	4,637	11,000	9,849
Amortization of intangibles	—	—	—	52
Restructuring charges	—	47	—	43
(Gain) on sale of subsidiary	—	—	—	(3,655)
Management fees	300	300	600	517

Total operating expenses	19,935	18,697	41,121	34,503

Profit from operations	8,802	9,766	15,785	19,960

Interest income	5	9	11	65
Interest expense	(11,969)	(11,406)	(24,154)	(20,502)
Loss on extinguishment of debt	(1,222)	—	(1,222)	(3,751)
Other expense, net	(1,632)	(1,794)	(2,015)	(1,844)

Loss before income taxes	(6,016)	(3,425)	(11,595)	(6,072)
Provision for income taxes	309	46	625	493

Net loss	$(6,325)	$(3,471)	$(12,220)	$(6,565)

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	26 weeks ended
	August 28,	August 29,
	2011	2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(12,220)	$(6,565)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,917	4,934
Amortization of deferred financing costs	5,143	3,807
Stock-based compensation	174	267
Provision for doubtful accounts	122	61
Inventory provision	439	575
Loss on extinguishment of debt	1,222	3,751
Premium on excess cash flow payment	(999)	—
Loss on change in fair value of embedded derivatives	1,662	882
Gain from sale of subsidiary	—	(3,655)
Gain on retirement of property and equipment	—	(2)
Interest payable-in-kind	3,847	2,883
Changes in assets and liabilities
Accounts receivable	1,265	2,273
Inventory	(562)	(1,208)
Prepaid expenses and other current assets	(346)	(943)
Accounts payable	323	835
Accrued expenses	(1,819)	(1,407)
Accrued interest payable	(120)	7,323
Income taxes payable	(71)	353
Deferred revenue	497	(4,613)
Other long-term assets and liabilities	742	1,225

Net cash provided by operating activities	3,216	10,776

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(1,787)	(3,266)
Proceeds from sale of subsidiary	—	3,555
Other long-term assets	(40)	(36)

Net cash (used in) provided by investing activities	(1,827)	253

FINANCING ACTIVITIES
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	(4,997)	(218,000)
Payment of debt and equity issuance fees	(308)	(12,930)
Proceeds from revolving credit facility	—	8,000
Payments on revolving credit facility	—	(30,000)

Net cash used in financing activities	(5,305)	(45,649)

Effect of exchange rate changes on cash	557	(30)

Net decrease in cash and cash equivalents	(3,359)	(34,650)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$24,741	$22,118

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
NOTE 1 — NATURE OF BUSINESS
     Stratus Technologies Bermuda Holdings Ltd (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.
     Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.
     The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of August 28, 2011, the Company employed approximately 580 people globally.
     The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.
NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
     The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. These unaudited interim consolidated financial statements are for the period covering the thirteen and twenty-six weeks ended August 28, 2011 (also referred to as the “quarter-to-date fiscal period ended August 28, 2011” and “year-to-date fiscal period ended August 28, 2011”) and the period covering the thirteen and twenty-six weeks ended August 29, 2010 (also referred to as the “quarter-to-date fiscal period ended August 29, 2010” and “year-to-date fiscal period ended August 29, 2010”). All intercompany accounts and transactions have been eliminated.
     The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated.
     These unaudited interim consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended February 27, 2011.
     It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. These consolidated financial statements and condensed notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
February 27, 2011. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.
     The February 27, 2011 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.
     Interest payable of $10,625 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to interest payable to conform with current period presentation. This balance was disclosed in Note 6 to the February 27, 2011 Annual Report on Form 20-F.
     Accrued pension of $2,158 was included in accrued expenses at February 27, 2011. This amount has been reclassified from accrued expenses to deferred revenue and other liabilities due to its long-term nature to conform with current period presentation.
New Accounting Guidance
     In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.
     The Company adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the quarter-to-date and year-to-date fiscal periods ended August 28, 2011, the impact of this new revenue recognition guidance was immaterial to the unaudited interim consolidated financial statements.
Cash and cash equivalents
     Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $933 and $533 recorded as cash equivalents as of August 28, 2011 and February 27, 2011, respectively.
Restricted cash
     The Company had $291 of restricted cash in other current assets and $130 in other long-term assets at August 28, 2011 and $121 of restricted cash in other long-term assets at February 27, 2011 for cash collateral obligations required in the ordinary course of business.
Fair value measurements
     On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2011 annual report filed on Form 20-F for more information on the April 2010 Refinancing.
     In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which and asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.
•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The following tables represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of August 28, 2011 and February 27, 2011:

		Quoted Prices in	Significant
	Total	Active Market for	Other	Significant
	August 28,	Identical Assets	Observable	Unobservable
	2011	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$933	$933	$—	$—
Investment in corporate equity security	30	30	—	—
Embedded derivative in Senior Secured Notes	1,729	—	—	1,729

Total	$2,692	$963	$—	$1,729

Liabilities:
Embedded derivatives in Senior Secured Notes	20,243	—	—	20,243

Total	$20,243	$—	$—	$20,243

		Quoted Prices in
	Total	Active Market for	Significant Other	Significant
	February 27,	Identical Assets	Observable	Unobservable
	2011	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$533	$533	$—	$—
Investment in corporate equity security	37	37	—	—
Embedded derivative in Senior Secured Notes	1,473	—	—	1,473

Total	$2,043	$570	$—	$1,473

Liabilities:
Embedded derivatives in Senior Secured Notes	18,955	—	—	18,955

Total	$18,955	$—	$—	$18,955

     As of August 28, 2011, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.
     The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At August 28, 2011, the fair value of the Notes was approximately $225,160 which includes the net fair value of the embedded derivatives of $18,514.
     The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At August 28, 2011, the fair value of the Lien 2 debt is equal to its carrying value of the debt plus accrued interest payable-in-kind, which is approximately $87,441.
     The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.
     The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:
•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control;

•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.
     Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.
     As of August 28, 2011, the fair value of the Equity Offering embedded derivative is $1,729 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $19,129 and $1,114, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statements of operations through other expense, net.
     For the quarter-to-date fiscal period ended August 28, 2011 and for the same fiscal period ended August 29, 2010, the Company recorded an expense of $1,325 and $882, respectively in other expense, net related to the net change in the fair value of the embedded derivatives.
     For the year-to-date fiscal period ended August 28, 2011 and for the same fiscal period ended August 29, 2010, the Company recorded an expense of $1,662 and $882, respectively in other expense, net related to the net change in the fair value of the embedded derivatives.
     For the quarter-to-date and year-to-date fiscal period ended August 28, 2011, the Company recorded income of $630 related to the reduction of the Excess Cash Flow embedded derivative included in the loss on extinguishment of debt. See Note 4 of these unaudited interim consolidated financial statements.
     The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the quarter-to-date and year-to-date fiscal period ended August 28, 2011 and August 29, 2010:

	13 Weeks Ended		26 Weeks Ended
	August 28, 2011	August 29, 2010	August 28, 2011	August 29, 2010
Assets:
Balance, beginning of the period	$1,492	$2,451	$1,473	$—
Embedded derivative at inception	—	—	—	2,451
Increase to embedded derivative	237	58	256	58

Balance, end of the period	$1,729	$2,509	$1,729	$2,509

	13 Weeks Ended		26 Weeks Ended
	August 28, 2011	August 29, 2010	August 28, 2011	August 29, 2010
Liabilities:
Balance, beginning of the period	$19,311	$19,636	$18,955	$—
Embedded derivatives at inception	—	—	—	19,636
Decrease due to extinguishment of debt	(630)	—	(630)	—
Increase to embedded derivatives	1,562	940	1,918	940

Balance, end of the period	$20,243	$20,576	$20,243	$20,576

Inventory
     Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.
     Inventory consists of the following:

	August 28,	February 27,
	2011	2011
Parts and assemblies	$1,789	$2,146
Work-in-process	648	826
Finished products	4,909	4,513

Total Inventory	$7,346	$7,485

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
Revenue recognition
     The Company derives revenue from the sale of products, post contract support, and professional services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.
     Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).
     For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.
     VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.
     When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.
     For software-only products and all product transactions entered into on or prior to February 27, 2011, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.
     The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
     Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.
     If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.
     Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.
     The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.
     Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.
Warranty
     The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.
     Changes in the Company’s product warranty liability for the quarter-to-date and year-to-date fiscal period ended August 28, 2011 and August 29, 2010 are as follows:

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
Balance, beginning of the period	$94	$87	$98	$100
Current period accrual	27	70	88	121
Amounts charged to the accrual	(57)	(61)	(122)	(125)

Balance, end of the period	$64	$96	$64	$96

NOTE 3 — RESTRUCTURING
     The following tables set forth the restructuring liability for the quarter-to-date and year-to-date fiscal period ended August 28, 2011 and August 29, 2010.

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
Balance, beginning of the period	$763	$1,407	$1,298	$2,337
Restructuring charges due to changes in prior estimates of liability	—	46	—	42
Currency translation	—	22	—	(52)
Cash payments	(427)	(1,001)	(962)	(1,853)

Balance, end of the period	$336	$474	$336	$474

     The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
NOTE 4 — DEBT
     Debt consists of the following:

	August 28,	February 27,
	2011	2011
Senior Secured Notes	$210,003	$215,000
Second Lien Credit Facility, including interest payable-in-kind	85,517	81,755

Total debt before debt discount	$295,520	$296,755
Debt discount	(38,170)	(42,686)

Total	$257,350	$254,069

     On May 31, 2011, the Company made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included a redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.
     The weighted-average interest rate of the Senior Secured Notes was 13.8% for the quarter-to-date and year-to-date fiscal periods ended August 28, 2011. The weighted-average interest rate of the Senior Secured Notes for the quarter-to-date and year-to-date fiscal periods ended August 29, 2010 was 13.7% and 13.8%, respectively.
     The weighted-average interest rate of the Second Lien Credit Facility was 14.8% and 14.9% for the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 respectively. The weighted-average interest rate for the quarter-to-date fiscal period ended August 29, 2010 was 15.1% and the weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility for the year-to-date fiscal period ended August 29, 2010 was 14.1%.
     There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal period ended August 28, 2011.
     The Company’s registration of the Senior Secured Notes with the United States Securities and Exchange Commission went effective on April 18, 2011. The Company completed a 100% exchange of the 215,000 units of unregistered Senior Secured Notes for 215,000 units of registered Senior Secured Notes on May 17, 2011.
Capitalized Registration Fees
     The Company capitalized $850 of fees related to the registration statement which will be expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.
NOTE 5 — COMMITMENTS AND CONTINGENCIES
Legal matters
     The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.
Purchase commitments
     As of August 28, 2011 and February 27, 2011, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,157 and $3,900, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
NOTE 6 — REDEEMABLE CONVERTIBLE PREFERRED STOCK
     The Company’s capital structure at August 28, 2011 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.
Preference Shares
     The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $105,145 and $56,599 at August 28, 2011, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.
     The most significant terms of the preference shares are as follows:
Voting Rights
     Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.
Conversion
     The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.
Dividends
     The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through August 28, 2011.
Redemption
     Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of August 28, 2011, the redemption value of the Series A and Series B preference shares totaled $105,145 and $56,599, respectively.
     In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.
     Liquidation Preference
     Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003, as defined

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
in the Company’s Bye-laws. As of August 28, 2011, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $105,145 and $56,599, respectively.
Right to additional Series B preferred shares
     In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.
NOTE 7 — STOCKHOLDERS’ DEFICIT
Ordinary Shares
     As of August 28, 2011, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,809,184 issued and outstanding shares of ordinary stock.
     Right to additional Series B ordinary shares
     In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.
NOTE 8 — STOCK-BASED COMPENSATION
     The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of August 28, 2011, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.
     The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.
     Total stock-based compensation expense for the quarter-to-date fiscal period ended August 28, 2011 and August 29, 2010 was $81 and $117, respectively. Total stock-based compensation expense for the year-to-date fiscal period ended August 28, 2011 and August 29, 2010 was $174 and $267, respectively. There was no resulting income tax benefit for the quarter-to-date or year-to-date fiscal period ended August 28, 2011 or August 29, 2010.
NOTE 9 — COMPREHENSIVE LOSS
     The components of comprehensive loss, net of tax, were as follows:

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
Net loss	$(6,325)	$(3,471)	$(12,220)	$(6,565)
Unrealized foreign currency translation adjustment	876	1,041	1,151	298
Unrealized loss on corporate equity security, net of tax	(3)	(7)	(6)	(10)

Comprehensive loss	$(5,452)	$(2,437)	$(11,075)	$(6,277)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
NOTE 10 — EMPLOYEE BENEFIT PLANS
     The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011 the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $101 and $258 in the quarter-to-date and year-to-date fiscal periods ended August 28, 2011. This year-to-date expense is for the time period of January 2011 through August 2011 relating to this plan. Employees in several countries outside of the U.S. are covered by defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were not material in the year-to-date fiscal period ended August 28, 2011 or August 29, 2010.
NOTE 11 — CONSOLIDATING FINANCIAL STATEMENTS
     The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.
     The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.
     The following supplemental unaudited consolidating financial statements are presented:
1.	Unaudited consolidating balance sheets as of August 28, 2011 and February 27, 2011.

2.	Unaudited consolidating statements of operations for the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 and August 29, 2010.

3.	Unaudited consolidating statements of cash flows for the year-to-date fiscal periods ended August 28, 2011 and August 29, 2010.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
As of August 28, 2011
CONSOLIDATING BALANCE SHEET (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd.	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$114	$137	$2,058	$17,559	$4,873	$—	$24,741
Accounts receivable, net of allowance for doubtful accounts	—	75	3,978	18,505	14,912	(116)	37,354
Intercompany receivable	29,521	—	80,474	—	8,847	(118,842)	—
Inventory	—	—	5,876	1,285	2,669	(2,484)	7,346
Deferred income taxes	—	—	—	—	1,559	—	1,559
Income taxes receivable	—	—	166	74	—	(240)	—
Prepaid expenses and other current assets	524	114	1,989	584	2,091	(481)	4,821

Total current assets	30,159	326	94,541	38,007	34,951	(122,163)	75,821

Property and equipment, net	—	—	9,402	976	1,509	—	11,887
Intangible assets, net	—	3,081	299	—	—	—	3,380
Goodwill	—	6,197	1,306	1,345	774	—	9,622
Deferred income taxes	—	—	—	—	1,941	—	1,941
Deferred financing	760	4,162	5,555	—	—	—	10,477
Investment in subsidiaries	—	19,367	40,174	1,903	—	(61,444)	—
Other assets	583	830	1,206	48	1,850	—	4,517
Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$31,502	$33,963	$200,608	$42,279	$41,025	$(231,732)	$117,645

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	1,998	3,012	3,167	(370)	7,807
Intercompany payable	—	41,622	—	77,220	—	(118,842)	—
Accrued expenses	67	34	5,041	1,446	4,796	(229)	11,155
Accrued interest payable	—	5,046	5,459	—	—	—	10,505
Income taxes payable	—	132	—	—	342	(240)	234
Deferred revenue	—	—	582	33,961	2,213	—	36,756

Total current liabilities	67	49,234	15,680	115,639	10,518	(119,681)	71,457

Long-term debt	—	121,362	130,988	—	—	—	252,350
Long-term intercompany payable	—	48,125	—	—	—	(48,125)	—
Liability in subsidiaries	19,898	—	—	—	—	(19,898)	—
Embedded derivative	—	9,717	10,526	—	—	—	20,243
Deferred revenue and other liabilities	—	930	6,033	5,581	2,678	—	15,222

Total liabilities	19,965	229,368	163,227	121,220	13,196	(187,704)	359,272

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	105,145	—	—	—	—	—	105,145
Series B redeemable convertible preferred stock	56,599	—	—	—	—	—	56,599
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	167,262	—	—	—	—	—	167,262

Stockholders’ (deficit) equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	(3,505)	29,562	56,253	127	4,400	(86,837)	—
Accumulated deficit	(177,930)	(225,038)	(38,939)	(81,759)	16,312	70,401	(436,953)
Accumulated other comprehensive gain	—	—	67	321	1,799	167	2,354

Total stockholders’ (deficit) equity	(155,725)	(195,405)	37,381	(78,941)	27,829	(44,028)	(408,889)

Total liabilities and stockholders’ (deficit) equity	$31,502	$33,963	$200,608	$42,279	$41,025	$(231,732)	$117,645

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
As of February 27, 2011
CONSOLIDATING BALANCE SHEET (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd.	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20	$580	$3,819	$16,830	$6,851	$—	$28,100
Accounts receivable, net of allowance for doubtful accounts	—	75	6,658	20,432	10,914	—	38,079
Intercompany receivable	30,654	—	86,599	—	10,547	(127,800)	—
Inventory	—	—	6,893	1,095	1,774	(2,277)	7,485
Deferred tax expense (income)	—	—	—	—	1,440	—	1,440
Income taxes receivable	—	—	163	73	—	(236)	—
Prepaid expenses and other current assets	500	116	2,389	271	1,319	(225)	4,370

Total current assets	31,174	771	106,521	38,701	32,845	(130,538)	79,474

Property and equipment, net	—	—	11,094	992	1,609	—	13,695
Intangible assets, net	—	3,098	340	—	—	—	3,438
Goodwill	—	6,197	1,306	1,345	736	—	9,584
Deferred income taxes	—	—	—	—	1,803	—	1,803
Deferred financing	—	4,709	6,284	—	—	—	10,993
Investment in subsidiaries	—	42,252	39,012	1,888	—	(83,152)	—
Other assets	1,304	732	1,018	57	1,756	—	4,867
Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,031	2,622	2,676	(38)	7,291
Intercompany payable	22	56,431	8,079	63,268	—	(127,800)	—
Accrued expenses	317	33	6,001	1,384	5,280	(187)	12,828
Accrued interest payable	—	5,103	5,522	—	—	—	10,625
Income taxes payable	—	132	—	—	389	(236)	285
Deferred revenue	—	—	493	34,120	1,586	—	36,199

Total current liabilities	339	64,099	24,726	101,394	9,931	(128,261)	72,228

Long-term debt	—	119,770	129,299	—	—	—	249,069
Long-term intercompany payable	—	48,125	—	—	—	(48,125)	—
Liability in subsidiaries	8,382	—	—	—	—	(8,382)	—
Embedded derivative	—	9,098	9,857	—	—	—	18,955
Deferred revenue and other liabilities	—	890	5,670	5,213	2,555	—	14,328

Total liabilities	8,721	241,982	169,552	106,607	12,486	(184,768)	354,580

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock	101,101	—	—	—	—	—	101,101
Series B redeemable convertible preferred stock	54,423	—	—	—	—	—	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	161,042	—	—	—	—	—	161,042

Stockholders’ (deficit) equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	(3,330)	29,562	56,100	126	4,379	(86,837)	—
Accumulated deficit	(159,665)	(213,856)	(32,045)	(66,435)	15,932	37,382	(418,687)
Accumulated other comprehensive gain	—	—	93	315	634	167	1,209

Total stockholders’ (deficit) equity	(137,285)	(184,223)	44,148	(63,624)	26,263	(77,047)	(391,768)

Total liabilities and stockholders’ (deficit) equity	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
13 weeks ended August 28, 2011
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$94	$3,424	$1,983	$11,846	$—	$17,347
Service	—	75	1,920	27,740	3,621	—	33,356
Intercompany	—	11,712	19,942	8,303	4,259	(44,216)	—

Total revenue	—	11,881	25,286	38,026	19,726	(44,216)	50,703

COST OF REVENUE
Product	—	49	2,411	6,912	8,355	(10,092)	7,635
Service	—	—	7,062	1,132	6,137	—	14,331
Intercompany	—	7,336	—	26,109	289	(33,734)	—

Total cost of revenue	—	7,385	9,473	34,153	14,781	(43,826)	21,966

Gross profit	—	4,496	15,813	3,873	4,945	(390)	28,737

OPERATING EXPENSES
Research and development	—	—	6,922	8	—	—	6,930
Sales and marketing	—	—	3,878	34	3,547	—	7,459
General and administrative	145	12	4,042	72	975	—	5,246
Management fees	125	—	175	—	—	—	300

Total operating expenses	270	12	15,017	114	4,522	—	19,935

Profit (loss) from operations	(270)	4,484	796	3,759	423	(390)	8,802
Interest income	—	—	—	4	1	—	5
Interest expense	(53)	(5,683)	(6,224)	—	(9)	—	(11,969)
Interest income (expense), intercompany	152	(547)	2,019	(1,624)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Other expense, net	(2)	(650)	(719)	(131)	(28)	(102)	(1,632)
Other income (expense), intercompany	—	—	18	(69)	51	—	—

(Loss) income before income taxes	(263)	(2,939)	(4,699)	1,939	438	(492)	(6,016)
Provision for income taxes	—	19	29	74	187	—	309
Equity in profit (loss) in subsidiaries	(6,062)	(2,613)	557	6	—	8,112	—

Net (loss) income	$(6,325)	$(5,571)	$(4,171)	$1,871	$251	$7,620	$(6,325)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
13 weeks ended August 29, 2010
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$64	$4,971	$3,117	$10,073	$—	$18,225
Service	—	75	1,935	27,662	3,275	—	32,947
Intercompany	—	11,367	19,750	5,722	3,880	(40,719)	—

Total revenue	—	11,506	26,656	36,501	17,228	(40,719)	51,172

COST OF REVENUE
Product	—	48	3,227	6,853	7,250	(9,266)	8,112
Service	—	—	8,065	1,099	5,433	—	14,597
Intercompany	—	7,022	—	25,586	98	(32,706)	—

Total cost of revenue	—	7,070	11,292	33,538	12,781	(41,972)	22,709

Gross profit	—	4,436	15,364	2,963	4,447	1,253	28,463

OPERATING EXPENSES
Research and development	—	—	6,624	8	—	(19)	6,613
Sales and marketing	—	—	3,935	—	3,175	(10)	7,100
General and administrative	37	5	3,542	135	919	(1)	4,637
Amortization of intangibles	—	—	—	—	—	—	—
Restructuring charges	—	—	(10)	—	57	—	47
Intercompany	—	—	10	47	(57)	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	162	5	14,276	190	4,094	(30)	18,697

Profit (loss) from operations	(162)	4,431	1,088	2,773	353	1,283	9,766
Interest income	—	—	1	7	1	—	9
Interest expense	—	(5,440)	(5,966)	—	—	—	(11,406)
Interest income (expense), intercompany	152	(547)	2,039	(1,644)	—	—	—
Other (expense) income, net	(3)	(440)	(545)	(731)	13	(88)	(1,794)

(Loss) income before income taxes	(13)	(1,996)	(3,383)	405	367	1,195	(3,425)
Provision (benefit) for income taxes	—	10	25	(20)	31	—	46
Equity in profit (loss) in subsidiaries	(3,458)	(2,647)	669	8	—	5,428	—

Net (loss) income	$(3,471)	$(4,653)	$(2,739)	$433	$336	$6,623	$(3,471)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
26 weeks ended August 28, 2011
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$243	$8,590	$4,598	$20,805	$—	$34,236
Service	—	150	4,032	55,425	6,426	—	66,033
Intercompany	—	23,138	39,933	13,317	8,490	(84,878)	—

Total revenue	—	23,531	52,555	73,340	35,721	(84,878)	100,269

COST OF REVENUE
Product	—	97	5,394	12,930	13,812	(17,110)	15,123
Service	—	—	14,254	2,169	11,817	—	28,240
Intercompany	—	15,114	—	52,159	289	(67,562)	—

Total cost of revenue	—	15,211	19,648	67,258	25,918	(84,672)	43,363

Gross profit	—	8,320	32,907	6,082	9,803	(206)	56,906

OPERATING EXPENSES
Research and development	—	—	14,260	16	—	—	14,276
Sales and marketing	—	—	8,109	85	7,051	—	15,245
General and administrative	592	50	8,266	121	1,971	—	11,000
Management fees	250	—	350	—	—	—	600

Total operating expenses	842	50	30,985	222	9,022	—	41,121

Profit (loss) from operations	(842)	8,270	1,922	5,860	781	(206)	15,785
Interest income	—	—	1	8	2	—	11
Interest expense	(71)	(11,485)	(12,589)	—	(9)	—	(24,154)
Interest income (expense), intercompany	304	(1,094)	4,057	(3,267)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Other (expense) income, net	(5)	(826)	(992)	30	(95)	(127)	(2,015)
Other income (expense), intercompany	—	—	18	(103)	85	—	—

(Loss) income before income taxes	(704)	(5,678)	(8,172)	2,528	764	(333)	(11,595)
Provision for income taxes	0	49	58	301	217	—	625
Equity in profit (loss) in subsidiaries	(11,516)	(5,457)	1,161	15	—	15,797	—

Net (loss) income	$(12,220)	$(11,184)	$(7,069)	$2,242	$547	$15,464	$(12,220)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
26 weeks ended August 26, 2010
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$117	$9,268	$4,452	$17,494	$—	$31,331
Service	—	225	3,920	55,940	6,721	—	66,806
Intercompany	—	22,469	40,741	10,002	7,789	(81,001)	—

Total revenue	—	22,811	53,929	70,394	32,004	(81,001)	98,137

COST OF REVENUE
Product	—	95	6,268	12,348	12,206	(16,060)	14,857
Service	—	—	16,022	1,743	11,063	(11)	28,817
Intercompany	—	14,475	—	51,891	—	(66,366)	—

Total cost of revenue	—	14,570	22,290	65,982	23,269	(82,437)	43,674

Gross profit	—	8,241	31,639	4,412	8,735	1,436	54,463

OPERATING EXPENSES
Research and development	—	—	13,656	15	—	(38)	13,633
Sales and marketing	—	—	7,871	—	6,217	(24)	14,064
General and administrative	82	13	7,498	314	1,845	97	9,849
Amortization of intangibles	—	52	—	—	—	—	52
Restructuring charges	—	—	(7)	—	50	—	43
Gain on sale of business	—	(3,655)	—	—	—	—	(3,655)
Intercompany	—	—	7	43	(50)	—	—
Management fees	167	—	350	—	—	—	517

Total operating expenses	249	(3,590)	29,375	372	8,062	35	34,503

Profit (loss) from operations	(249)	11,831	2,264	4,040	673	1,401	19,960
Interest income	—	41	2	20	2	—	65
Interest expense	—	(9,716)	(10,786)	—	—	—	(20,502)
Interest income (expense), intercompany	304	(1,023)	4,171	(3,452)	—	—	—
Loss on extinguishment of debt	—	(1,724)	(2,027)	—	—	—	(3,751)
Other (expense) income, net	(5)	(459)	(663)	(678)	25	(64)	(1,844)

(Loss) income before income taxes	50	(1,050)	(7,039)	(70)	700	1,337	(6,072)
Provision for income taxes	—	33	47	228	185	—	493
Equity in profit (loss) in subsidiaries	(6,615)	(6,870)	1,191	7	—	12,287	—

Net (loss) income	$(6,565)	$(7,953)	$(5,895)	$(291)	$515	$13,624	$(6,565)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
26 weeks ended August 28, 2011
CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows from operating activities:
Net (loss) income	$(12,220)	$(11,184)	$(7,069)	$2,242	$547	$15,464	$(12,220)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	57	3,167	195	498	—	3,917
Amortization of deferred financing cost	71	2,353	2,719	—	—	—	5,143
Stock-based compensation	—	—	153	—	21	—	174
Provision for doubtful accounts	—	—	—	122	—	—	122
Inventory provision	—	—	254	132	53	—	439
Loss on extinguishment of debt	90	543	589	—	—	—	1,222
Premium on excess cash flow payment	—	(480)	(519)				(999)
Loss on change in fair value of embedded derivatives	—	799	863	—	—	—	1,662
Interest payable-in-kind	—	1,853	1,994	—	—	—	3,847
Equity in profit (loss) subsidiaries	11,516	5,457	(1,161)	(15)	—	(15,797)	—
Changes in assets and liabilities:
Accounts receivable	—	—	2,680	1,805	(3,336)	116	1,265
Inventory	—	—	377	(322)	(823)	206	(562)
Prepaid expenses and other current assets	(24)	2	400	(313)	(668)	257	(346)
Accounts payable	1,110	(14,808)	(1,734)	14,217	1,744	(206)	323
Accrued expenses	(250)	1	(962)	64	(632)	(40)	(1,819)
Accrued interest payable	—	(57)	(63)	—	—	—	(120)
Income taxes payable	—	—	(3)	(1)	(67)	—	(71)
Deferred revenue	—	—	88	(111)	520	—	497
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	63	30	606	175	(132)	—	742

Net cash provided by (used in) operating activities	356	1,994	2,379	762	(2,275)	—	3,216

Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(1,500)	(30)	(257)	—	(1,787)
Other long-term assets	—	(40)	—	—	—	—	(40)

Net cash used in investing activities	—	(40)	(1,500)	(30)	(257)	—	(1,827)

Financing activities
Cash flows from financing activities:
Payments on long-term debt	—	(2,399)	(2,598)	—	—	—	(4,997)
Payment of debt and equity issuance fees	(264)	—	(44)	—	—	—	(308)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	10,999	—	(10,999)	—	—	—

Net cash used in financing activities	(264)	(2,399)	(2,642)	—	—	—	(5,305)

Effect of exchange rate changes on cash	2	2	2	(3)	554	—	557

Net (decrease) increase in cash and cash equivalents	94	(443)	(1,761)	729	(1,978)	—	(3,359)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$114	$137	$2,058	$17,559	$4,873	$—	$24,741

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands)
26 weeks ended August 26, 2010
CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda	Bermuda	Stratus	Guarantor	Non Guarantor
	Holdings	Ltd	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Operating activities
Cash flows from operating activities:
Net loss(income)	$(6,565)	$(7,953)	$(5,895)	$(291)	$515	$13,624	$(6,565)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	—	107	3,951	228	624	24	4,934
Amortization of deferred financing cost	—	1,756	2,051	—	—	—	3,807
Stock-based compensation	—	—	210	8	49	—	267
Provision for doubtful accounts	—	—	(23)	173	(89)	—	61
Inventory provision	—	—	818	(253)	10	—	575
Loss on extinguishment of debt	—	1,724	2,027	—	—	—	3,751
Loss on change in fair value of embedded derivatives	—	423	459	—	—	—	882
Gain from sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Loss on retirement of property and equipment	—	—	(2)	—	—	—	(2)
Interest payable-in-kind	—	1,384	1,499	—	—	—	2,883
Equity in profit (loss) subsidiaries	6,615	6,870	(1,191)	(7)	—	(12,287)	—
Changes in assets and liabilities:
Accounts receivable	—	(83)	3,371	5,161	(6,176)	—	2,273
Inventory	—	—	(1,209)	850	576	(1,425)	(1,208)
Prepaid expenses and other current assets	(499)	(42)	(38)	(207)	206	(363)	(943)
Accounts payable	832	4,137	(8,630)	1,153	2,970	373	835
Accrued expenses	(7)	(60)	(404)	189	(1,179)	54	(1,407)
Accrued interest payable	—	3,509	3,814	—	—	—	7,323
Income taxes payable	—	12	161	30	150	—	353
Deferred revenue	—	—	(426)	(6,304)	2,117	—	(4,613)
Other long-term assets and liabilities	286	(514)	1,183	88	182	—	1,225

Net cash provided by (used in) operating activities	662	7,615	1,726	818	(45)	—	10,776

Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(3,122)	(27)	(117)	—	(3,266)
Proceeds from sale of subsidiary	—	3,555	—	—	—	—	3,555
Other long-term assets	—	(36)	—	—	—	—	(36)

Net cash provided by (used in) investing activities	—	3,519	(3,122)	(27)	(117)	—	253

Financing activities
Cash flows from financing activities:
Proceeds from the Issuance of Common Stock
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	99,495	107,786	—	—	—	207,281
Payments on long-term debt	—	(105,359)	(112,641)	—	—	—	(218,000)
Payment of debt and equity issuance fees	(633)	(5,189)	(7,108)	—	—	—	(12,930)
Proceeds (payments) on intercompany financing	—	—	15,000	(15,000)	—	—	—
Proceeds from revolving credit facility	—	—	8,000	—	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)	—	—	—	(30,000)

Net cash used in financing activities	(633)	(11,053)	(18,963)	(15,000)	—	—	(45,649)

Effect of exchange rates on cash	—	—	8	—	(38)	—	(30)

Net (decrease) increase in cash and cash equivalents	29	81	(20,351)	(14,209)	(200)	—	(34,650)
Cash and cash equivalents at beginning of period	131	5	22,194	30,298	4,140	—	56,768

Cash and cash equivalents at end of period	$160	$86	$1,843	$16,089	$3,940	$—	$22,118

Item 2. OPERATING AND FINANCIAL REVIEW
     The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.
     Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:
•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	the other factors discussed under Risk Factors contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report.
     We operate globally and are therefore exposed to volatility in global economies. Continued overall weakness in the global economic environment may adversely affect our revenue growth, operating profit, cash flows and financial condition materially in future periods.
     Our managed services contract with our largest customer is scheduled by its terms to expire on February 16, 2012, unless extended by mutual agreement. As a result of our increased interest expense associated with our April 2010 Refinancing, we were not in compliance with an interest coverage covenant contained in this agreement for the quarters ended November 27, 2010, February 27, 2011 and May 29, 2011. We cannot assure you that this contract will be renewed or extended. There has been no agreement to extend or modify the contract at this time. Further, we cannot assure you that this customer will not seek to terminate this contract prior to its scheduled expiration or its other relationships with us as a result of our past non-compliance with the interest coverage covenant, as a result of our financial condition or for any other reason.
     All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.
     Current information in this report has been updated to October 13, 2011, the date our unaudited interim consolidated financial statements were furnished with the United States Securities and Exchange Commission and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2011 Annual Report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.
Operating Results
Overview
     We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 97 of the top 200 Fortune Global 500 companies and we have approximately 8,200 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.
The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•	Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of Legacy systems over the years due to a number of factors, including weakness in information technology spending, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.
•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the year-to-date fiscal period ended August 28, 2011, 93% of legacy server sales included service contracts compared to 96% in the year-to-date period ended August 29, 2010. In the year-to-date fiscal period ended August 28, 2011, 73% of ftServer system sales included service contracts compared to 82% of ftServer system sales in the year-to-date period ended August 29, 2010. The decrease in ftServer attach rates is primarily due to increased sales in the Asia-Pacific and Japan regions which typically have a longer lag in service contracts and a lower overall attach rate. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

	13 weeks ended		26 weeks ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
Legacy products	$4,847	$6,112	$8,937	$8,771
ftServer products	11,984	11,863	24,337	22,205
Avance product	516	250	962	355

Total product revenue	17,347	18,225	34,236	31,331

Customer service revenue	27,626	27,591	55,207	55,890
Solution services revenue	5,730	5,356	10,826	10,916

Total service revenue	33,356	32,947	66,033	66,806

Total revenue	$50,703	$51,172	$100,269	$98,137

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and Legacy systems line. We maintain sales and service offices in 18 countries worldwide.
The table set forth below shows our consolidated revenue by geographic region:

	13 Weeks Ended				26 Weeks Ended
	August		August		August 28,		August 29,
	28, 2011	% of Rev	29, 2010	% of Rev	2011	% of Rev	2010	% of Rev
		(Dollars in thousands)				(Dollars in thousands)
U.S.	$18,736	37.0%	$20,584	40.2%	$39,481	39.4%	$40,780	41.6%
EMEA	11,468	22.6	11,531	22.5	22,622	22.6	22,444	22.9
Japan	13,743	27.1	11,694	22.9	25,023	25.0	21,526	21.9
Asia-Pacific	6,268	12.4	6,023	11.8	12,362	12.3	11,288	11.5
Other	488	0.9	1,340	2.6	781	0.7	2,099	2.1

Total revenue	$50,703	100.0%	$51,172	100.0%	$100,269	100.0%	$98,137	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)
     We continue to believe that weakness in information technology spending may continue to affect our results of operations. In addition, a substantial portion of our quarterly revenue historically has been recorded in the final weeks of each fiscal quarter, and we expect that this pattern will continue for the foreseeable future.
Results of Operations
     The following tables summarize our results of operations for the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 and August 29, 2010. Percentages in the below table are based on total revenue.

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
	(Dollars in thousands)
Product	$17,347	$18,225	$34,236	$31,331
Service	33,356	32,947	66,033	66,806

Total revenue	50,703	51,172	100,269	98,137

Product	7,635	8,112	15,123	14,857
Service	14,331	14,597	28,240	28,817

Total cost of revenue	21,966	22,709	43,363	43,674

Gross Profit	28,737	28,463	56,906	54,463
Research and development	6,930	6,613	14,276	13,633
Sales and marketing	7,459	7,100	15,245	14,064
General and administrative	5,246	4,637	11,000	9,849
Amortization of intangibles	—	—	—	52
Restructuring	—	47	—	43
(Gain) on sale of subsidiary	—	—	—	(3,655)
Management fees	300	300	600	517

Total operating expenses	19,935	18,697	41,121	34,503

Profit from operations	8,802	9,766	15,785	19,960
Interest income	5	9	11	65
Interest expense	(11,969)	(11,406)	(24,154)	(20,502)
Loss on extinguishment of debt	(1,222)	—	(1,222)	(3,751)
Other expense, net	(1,632)	(1,794)	(2,015)	(1,844)

Loss before income taxes	(6,016)	(3,425)	(11,595)	(6,072)
Provision for income taxes	309	46	625	493

Net loss	($6,325)	($3,471)	($12,220)	($6,565)

	13 Weeks Ended		26 Weeks Ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
Product	34.2%	35.6%	34.1%	31.9%
Service	65.8	64.4	65.9	68.1

Total revenue	100.0	100.0	100.0	100.0

Product	15.1	15.9	15.1	15.1
Service	28.3	28.5	28.2	29.4

Total cost of revenue	43.3	44.4	43.2	44.5

Gross Profit	56.7	55.6	56.8	55.5
Research and development	13.7	12.9	14.2	13.9
Sales and marketing	14.7	13.9	15.2	14.3
General and administrative	10.3	9.1	11.0	10.0
Amortization of intangibles	—	—	—	0.1
Restructuring	—	0.1	—	0.0
(Gain) on sale of subsidiary	—	—	—	(3.7)
Management fees	0.6	0.6	0.6	0.5

Total operating expenses	39.3	36.5	41.0	35.2

Profit from operations	17.4	19.1	15.7	20.3
Interest income	0.0	0.0	0.0	0.1
Interest expense	(23.6)	(22.3)	(24.1)	(20.9)
Loss on extinguishment of debt	(2.4)	—	(1.2)	(3.8)
Other expense, net	(3.2)	(3.5)	(2.0)	(1.9)

Loss before income taxes	(11.9)	(6.7)	(11.6)	(6.2)
Provision for income taxes	0.6	0.1	0.6	0.5

Net loss	(12.5%)	(6.8%)	(12.2%)	(6.7%)

Non-GAAP Financial Measures
(Dollars in thousands)

	13 weeks ended		26 weeks ended
	August 28,	August 29,	August 28,	August 29,
	2011	2010	2011	2010
Net loss	($6,325)	($3,471)	($12,220)	($6,565)
Add:
Interest expense, net	11,964	11,397	24,143	20,437
Provision for income taxes	309	46	625	493
Depreciation and amortization	1,939	2,364	3,917	4,934

EBITDA (1)	$7,887	$10,336	$16,465	$19,299

Add(deduct)
Restructuring (a)	—	47	—	43
Stock-based compensation expense (b)	81	117	174	267
Management fees (c)	300	300	600	517
(Gain) on sale of business (d)	—	—	—	(3,655)
Reserves (e)	160	336	439	575
Loss on extinguishment of debt (f)	1,222	—	1,222	3,751
Other expense, net (g)	1,837	1,998	2,548	2,337

Total adjustments	3,600	2,798	4,983	3,835

Adjusted EBITDA (1)	$11,487	$13,134	$21,448	$23,134

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.

(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date year-to-date fiscal periods ended August 29, 2010 reflect changes to prior estimates of liability.
(b)	In the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 we recorded non-cash stock-based compensation expense charges of $0.1 and $0.2 million, respectively. In the quarter-to-date and year-to-date fiscal periods ended August 29, 2010, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.3 million, respectively. These expenses related to share-based awards to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.
The long-term accrued liability related to this yearly fee totaled $2.7 million and $2.4 million at August 28, 2011 and February 27, 2011, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the year-to-date fiscal period ended August 29, 2010 of $3.7 million.

(e)	In the quarter-to-date and year-to-date fiscal periods ended August 28, 2011, we incurred $0.2 million and $0.4 million of non-cash inventory write downs, respectively. In the quarter-to-date and year-to-date fiscal periods ended August 29, 2010, we incurred $0.3 million and $0.6 million of non-cash inventory write downs, respectively.

(f)	In the quarter-to-date and year-to-date fiscal period ended August 28, 2011 we recorded a $1.2 million loss on extinguishment of debt related to the ECF payment in the fiscal second quarter 2012 related to the Senior Secured Notes. The loss is due to a premium, the write off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction of the Excess Cash Flow embedded derivative liability. See Note 4 of our unaudited consolidated financial statements.

In the year-to-date fiscal period ended August 29, 2010 we recorded $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the quarter-to-date fiscal period ended August 28, 2011, we recorded other expense, net of $1.8 million, primarily consisting of $1.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.1 million bank fees, $0.3 million of net foreign currency losses and $0.1 million of net miscellaneous and non-recurring charges. In the quarter-to-date fiscal period ended August 29, 2010, we recorded other expense, net of $2.0 million, primarily consisting of $0.9 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.2 million bank fees, $0.7 million of net foreign currency loss and $0.2 million of net miscellaneous and non-recurring charges.
In the year-to-date fiscal period ended August 28, 2011, we recorded other expense, net of $2.5 million, primarily consisting of $1.7 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.3 million bank fees, $0.1 million of net foreign currency losses, $0.3 million of one-time public filing registration costs and $0.1 million of net miscellaneous and non-recurring charges. In the year-to-date fiscal period ended August 29, 2010, we recorded other expense, net of $2.3 million, primarily consisting of $0.9 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.3 million bank fees, $0.7 million of net foreign currency loss and $0.4 million of net miscellaneous and non-recurring charges.
Quarter-to-date fiscal period ended August 28, 2011 Compared to the Quarter-to-date fiscal period ended August 29, 2010
Revenue
     Total revenue for the quarter-to-date fiscal period ended August 28, 2011 decreased by 0.9% to $50.7 million from $51.2 million for the quarter-to-date fiscal period ended August 29, 2010.

	13 weeks ended		Increase (Decrease)
	August 28, 2011	August 29, 2010	$	%
	(Dollars in thousands)
Product revenue	$17,347	$18,225	$(878)	(4.8)%
Service revenue	33,356	32,947	409	1.2

Total revenue	$50,703	$51,172	$(469)	(0.9)%

     Product Revenue. Product revenue for the quarter-to-date fiscal period ended August 28, 2011 decreased by 4.8% to $17.3 million from $18.2 million in the quarter-to-date fiscal period ended August 29, 2010. This was primarily due to the continuing maturity of the Legacy product line. The ftServer product line showed marginal growth as compared to the same quarter last year with strong growth in VMWare and Windows offsetting a decline in Linux. Avance revenue continues to increase primarily driven by EMEA, Asia-Pacific and Japan.

	13 weeks ended		Increase (Decrease)
	August 28, 2011	August 29, 2010	$	%
	(Dollars in thousands)
Continuum	$795	$943	$(148)	(15.7)%
V-Series	4,052	5,169	(1,117)	(21.6)

Total Legacy	4,847	6,112	(1,265)	(20.7)

Windows	9,044	8,474	570	6.7
Linux	1,199	2,922	(1,723)	(59.0)
VMware	1,741	467	1,274	272.8

Total ft	11,984	11,863	121	1.0

Avance	516	250	266	106.4

Total Product Revenue	$17,347	$18,225	$(878)	(4.8)%

Service Revenue. Service revenue for the quarter-to-date fiscal period ended August 28, 2011 increased by 1.2% to $33.4 million from $32.9 million in the quarter-to-date fiscal period ended August 29, 2010. This increase was primarily due to the favorable impact of foreign exchange rates due to a significant amount of recurring service in both EMEA and Japan as well as an increase in professional service revenue, primarily in Japan. This was partially offset by the continued attrition in the Legacy business.

Gross Profit
     Gross profit for the quarter-to-date fiscal period ended August 28, 2011 increased by 1.0% to $28.7 million from $28.5 million in the quarter-to-date fiscal period ended August 29, 2010. Gross profit margin for those time periods increased slightly to 56.7% from 55.6%.
     Product gross profit for the quarter-to-date fiscal period ended August 28, 2011 decreased by 4.0% to $9.7 million from $10.1 million in the quarter-to-date fiscal period ended August 29, 2010. Product gross profit margin for those time periods increased from 55.5% to 56.0%. The gross decrease was primarily due to decreased Legacy revenue, resulting in lower margins, partially offset by increased Avance revenue. In addition, there was a favorable foreign exchange impact of $1.2 million compared to the prior year.
     Service gross profit for the quarter-to-date fiscal period ended August 28, 2011 increased by 3.7% to $19.0 million from $18.4 million in the quarter-to-date fiscal period ended August 29, 2010. Service gross profit margin for those time periods increased from 55.7% to 57.0%. This was primarily due to reduced headcount as a result of the transition of our logistics business to Dublin, Ireland in Q112, lower depreciation and lower royalty costs. These were partially offset by the reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. In addition, there was a net favorable foreign exchange impact of $1.0 million compared to the prior year.
Research and Development
     Research and development expenses for the quarter-to-date fiscal period ended August 28, 2011 increased by 4.8% to $6.9 million from $6.6 million in the quarter-to-date fiscal period ended August 29, 2010. Research and development expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended August 28, 2011 to 13.7% from 12.9% during the same period in fiscal 2011. The gross increase was primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs and increased outsourcing expenses.
Sales and Marketing
     Sales and marketing expenses for the quarter-to-date fiscal period ended August 28, 2011 increased by 5.1% to $7.5 million from $7.1 million in the quarter-to-date fiscal period ended August 29, 2010. Sales and marketing expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended August 28, 2011 to 14.7% from 13.9% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs, the timing of marketing programs and events, along with costs related to sales awards and increased travel costs. These were partially offset by decreased commission costs. In addition, there was an unfavorable foreign exchange impact of $0.4 million compared to the prior year.
General and Administrative
     General and administrative expenses for the quarter-to-date fiscal period ended August 28, 2011 increased by 13.1% to $5.2 million from $4.6 million in the quarter-to-date fiscal period ended August 29, 2010. General and administrative expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended August 29, 2010 to 10.3% from 9.1% in the same time period in fiscal 2011. This increase was primarily due to increased consulting costs related to strategic development initiatives, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, and higher US medical costs. In addition, there was an unfavorable foreign exchange impact of $0.1 million compared to the prior year.
Management Fees
     Management fees of $0.3 million for the quarter-to-date fiscal periods ended August 28, 2011 and August 29, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for our private equity sponsors for the quarter-to-date fiscal periods ended August 28, 2011 and August 29, 2010, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the quarter-to-date fiscal periods ended August 28, 2011 and August 29, 2010, respectively.
Profit from Operations
     As a result of the above factors profit from operations for the quarter-to-date fiscal period ended August 28, 2011 decreased by $1.0 million to $8.8 million from $9.8 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 19.1% to 17.4%. This was primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs and the timing of marketing programs and events. These were partially offset by increased gross profit, lower commissions and lower depreciation. In addition, there was a net favorable foreign exchange impact of $1.7 million compared to the prior year.
Interest Expense, Net
     Interest expense, net for the quarter-to-date fiscal period ended August 28, 2011 increased by $0.6 million to $12.0 million from $11.4 million during the same period in fiscal 2011. The increase is due to increased borrowings under the Second Lien Credit Facility due to interest payable-in-kind and increased amortization of debt discounts and deferred financing fees.
     The weighted-average interest rate of the Senior Secured Notes was 13.8% for the quarter-to-date fiscal period ended August 28, 2011 and 13.7% for the quarter-to-date fiscal period ended August 29, 2010.
     The weighted-average interest rate of the Second Lien Credit Facility was 14.8% for quarter-to-date fiscal period ended August 28, 2011 and 15.1% for the quarter-to-date fiscal period ended August 29, 2010.
     There were no borrowings under the Revolving Credit Facility during the quarter-to-date fiscal period ended August 28, 2011.
Loss on Extinguishment of Debt
     On May 31, 2011, we made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro-rata portion of related debt discount and deferred finance fees respectively and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.
Other Expense, Net
     Other expense, net for the quarter-to-date fiscal period ended August 28, 2011 decreased by $0.2 million to $1.6 million from $1.8 million for the same period in fiscal 2011. The decrease is primarily due to a $1.3 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes, a net foreign currency loss of $0.3 million and $0.2 million lower net miscellaneous expenses in the quarter-to date fiscal period ended August 28, 2011 compared to a $0.9 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes and a net foreign currency loss of $0.7 million in the quarter-to date fiscal period ended August 29, 2010.
Income Taxes
     Income tax expense for the quarter-to-date fiscal period ended August 28, 2011 was $0.3 million compared to $0.1 million for the quarter-to-date fiscal period ended August 29, 2010. In the quarter-to-date fiscal period ended August 28, 2011 and August 29, 2010, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.
Year-to-date fiscal period ended August 28, 2011 Compared to the year-to-date fiscal period ended August 29, 2010
Revenue

     Total revenue for the year-to-date fiscal period ended August 28, 2011 increased by 2.2% to $100.3 million from $98.1 million for the year-to-date fiscal period ended August 29, 2010.

	26 weeks ended		Increase (Decrease)
	August 28, 2011	August 29, 2010	$	%
		(Dollars in thousands)
Product revenue	$34,236	$31,331	$2,905	9.3%
Service revenue	66,033	66,806	(773)	(1.2)

Total revenue	$100,269	$98,137	$2,132	2.2%

     Product Revenue. Product revenue for the year-to-date fiscal period ended August 28, 2011 increased by 9.3% to $34.2 million from $31.3 million in the year-to-date fiscal period ended August 29, 2010. This increase was attributable primarily to growth in the ftServer business, primarily within the Windows and VMware product lines. The majority of this ftServer product revenue growth occurred in Japan. Legacy product sales were relatively flat, with Japan increasing and the Americas decreasing by a corresponding amount. Avance revenue showed growth in the same time period primarily within EMEA, Asia Pacific and Japan.

	26 weeks ended		Increase (Decrease)
	August 28, 2011	August 29, 2010	$	%
		(Dollars in thousands)
Continuum	$1,887	$1,827	$60	3.3%
V-Series	7,050	6,944	106	1.5

Total Legacy	8,937	8,771	166	1.9

Windows	17,569	15,490	2,079	13.4
Linux	3,857	5,440	(1,583)	(29.1)
VMware	2,911	1,276	1,635	128.1

Total ft	24,337	22,206	2,131	9.6

Avance	962	354	608	171.8

Total Product Revenue	$34,236	$31,331	$2,905	9.3%

Service Revenue. Service revenue for the year-to-date fiscal period ended August 28, 2011 decreased by 1.2% to $66.0 million from $66.8 million in the year-to-date fiscal period ended August 29, 2010. Customer service revenue decreased in comparison to prior year primarily as a result of continued attrition in the Legacy business partially offset by favorable foreign exchange rates due to a significant amount of recurring service in EMEA and Japan. Professional service revenues were flat as we have not seen any significant increase in managed services.

Gross Profit
     Gross profit for the year-to-date fiscal period ended August 28, 2011 increased by 4.5% to $56.9 million from $54.5 million in the year-to-date fiscal period ended August 29, 2010. Gross profit margin for those time periods increased slightly to 56.8% from 55.5%.
     Product gross profit for the year-to-date fiscal period ended August 28, 2011 increased by 16.0% to $19.1 million from $16.5 million in the year-to-date fiscal period ended August 29, 2010. Product gross profit margin for those time periods increased from 52.6% to 55.8%. These increases were primarily driven by improved Legacy margins as well as improved Windows and VMware margins. In addition, there was a favorable foreign exchange impact of $2.0 million compared to the prior year.
     Service gross profit for the year-to-date fiscal period ended August 28, 2011 decreased by 0.5% to $37.8 million from $38.0 million in the year-to-date fiscal period ended August 29, 2010. Service gross profit margin for those time periods increased from 56.9% to 57.2%. This gross decrease was primarily due to lower revenue, the reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. These were partially offset by reduced headcount as a result of the transition of our logistics business to Dublin, Ireland in Q112, decreased depreciation, direct costs, and outsourcing costs. In addition, there was a net favorable foreign exchange impact of $1.8 million compared to the prior year.
Research and Development
     Research and development expenses for the year-to-date fiscal period ended August 28, 2011 increased by 4.7% to $14.3 million from $13.6 million in the year-to-date fiscal period ended August 29, 2010. Research and development expenses as a percentage of total revenue increased slightly in the year-to-date fiscal period ended August 28, 2011 to 14.2% from 13.9% during the same period in fiscal 2011. The gross increase was primarily due to increased material costs, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs and increased outsourcing expenses. These were offset by decreased depreciation expense.
Sales and Marketing
     Sales and marketing expenses for the year-to-date fiscal period ended August 28, 2011 increased by 8.4% to $15.2 million from $14.1 million in the year-to-date fiscal period ended August 29, 2010. Sales and marketing expenses as a percentage of total revenue increased in the year-to-date fiscal period ended August 28, 2011 to 15.2% from 14.3% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs, increased marketing programs and events, increased travel expenses along with costs related to sales awards and increased travel costs. In addition, there was an unfavorable foreign exchange impact of $0.6 million compared to the prior year.
General and Administrative
     General and administrative expenses for the year-to-date fiscal period ended August 28, 2011 increased by 11.7% to $11.0 million from $9.8 million in the year-to-date fiscal period ended August 29, 2010. General and administrative expenses as a percentage of total revenue increased in the year-to-date fiscal period ended August 29, 2010 to 11.0% from 10.0% in the same time period in fiscal 2011. General and administration were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs, increased legal and audit fees as a result of public filing registration requirements and increased consulting costs related to strategic development initiatives. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.
Gain on Sale of Subsidiary
     Gain on sale of business for the year-to-date fiscal period ended August 28, 2011 decreased by $3.7 million to zero compared to the same time period in fiscal 2011. This was due to the fiscal 2009 sale of our Proprietary Emergent Network Solutions Voice over Internet Protocol (“VOIP”) software business and certain net assets related to our telecommunications business (collectively, the

“Emergent Business”) in January 2009. The payment of $3.8 million in the year-to-date fiscal period ended August 29, 2010 completed this sale.
Management Fees
     Management fees of $0.6 million for the year-to-date fiscal period ended August 28, 2011 and $0.5 million in the year-to-date fiscal period ended August 29, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.4 million for each year-to-date fiscal period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.2 million and $0.1 million for the year-to-date fiscal period ended August 28, 2011 and August 29, 2010, respectively.
Profit from Operations
     As a result of the above factors profit from operations for the year-to-date fiscal period ended August 28, 2011 decreased by $4.2 million to $15.8 million from $20.0 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 20.3% to 15.7%. This was primarily a result of the gain on sale of the Emergent Business in fiscal 2011, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, higher US medical costs and increased marketing programs and events. These were partially offset by increased product margins, lower commissions and lower depreciation. In addition, there was a net favorable foreign exchange impact of $3.0 million compared to the prior year.
Interest Expense, Net
     Interest expense, net for the year-to-date fiscal period ended August 28, 2011 increased by $3.7 million to $24.1 million from $20.4 million during the same period in fiscal 2011. The increase is due to increased costs of borrowing due to the April 2010 Refinancing, increased borrowings under the Second Lien Credit Facility due to interest payable-in-kind along with increased amortization of debt discounts and deferred financing fees.
     The weighted-average interest rate of the Senior Secured Notes was 13.8% for the year-to-date fiscal period ended August 28, 2011 and the year-to-date fiscal period ended August 29, 2010.
     The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for year-to-date fiscal 2012. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 14.1% for the year-to-date fiscal period ended August 29, 2010.
     There were no borrowings under the Revolving Credit Facility during year-to-date fiscal 2012.
Loss on Extinguishment of Debt
     On May 31, 2011, we made an excess cash flow (“ECF”) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consist of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro rata portion of related debt discount and deferred finance fees respectively and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.
     There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the year-to-date period ended August 29, 2010 due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.
Other Expense, Net
     Other expense, net for the year-to-date fiscal period ended August 28, 2011 increased by $0.2 million to $2.0 million from $1.8 million for the same period in fiscal 2011. The increase is primarily due to a $1.7 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes and a net foreign currency loss of $0.1 million in the year-to date fiscal period ended August 28, 2011 compared to a $0.9.million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes and a net foreign currency loss of $0.7 million in the year-to-date fiscal period ended August 29, 2010.
Income Taxes
     Income tax expense for the year-to-date fiscal period ended August 28, 2011 and August 29, 2010 was $0.6 million and $0.5 million, respectively. In the year-to-date fiscal period ended August 28, 2011 and August 29, 2010, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.
New Accounting Guidance
     In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.
     We adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the year-to-date fiscal period ended August 28, 2011, the impact of this new revenue recognition guidance was immaterial to the unaudited interm consolidated financial statements.
Capital Commitments
     Total capital expenditures for the quarter-to-date and year-to-date fiscal periods ended August 28, 2011 were $1.0 million and $1.8 million, compared to $1.4 million and $3.3 million in the quarter-to-date and year-to-date fiscal periods ended August 29, 2010. The decrease was primarily related to lower purchases of computer hardware equipment primarily used in research and development.
     Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $12.0 million per year.
Liquidity and Capital Resources
     At August 28, 2011 our cash and cash equivalents were $24.7 million, compared to $28.1 million at February 27, 2011. This decrease was primarily due to the $5.0 million Senior Secured Notes principal payment and related premium of $1.0 million made in the year-to-date fiscal period ended August 28, 2011, the timing of interest payments and the proceeds from the Emergent Sale received in fiscal 2011. These were partially offset by a decrease in the acquisition of property and equipment and a decrease in debt and equity issuance costs related to the April 2010 Refinancing. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.
     Net cash provided by operating activities in the year-to-date fiscal period ended August 28, 2011 was $3.2 million compared to net cash provided by operating activities of $10.8 million in the year-to-date fiscal period ended August 29, 2010. Net cash generated from operating activities decreased in year-to-date fiscal 2012 compared to year-to-date fiscal 2011 primarily due to timing in interest payments along with an increase in net loss adjusted for non-cash expenses.
     Net cash used in investing activities in the year-to-date fiscal period ended August 28, 2011 was $1.8 million compared to net cash provided by investing activities of $0.3 million in the year-to-date fiscal period ended August 29, 2010. This decrease was primarily due to net proceeds of $3.6 million related to the Emergent Business sale in fiscal 2010 partially offset by lower capital expenditures. Capital expenditures in the year-to-date fiscal period ended August 28, 2011 and August 29, 2010 were $1.8 million and $3.3 million, respectively. During these year-to-date fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in research and development.
     Net cash used in financing activities decreased to $5.3 million in the year-to-date fiscal period ended August 28, 2011 compared to $45.6 million in the year-to-date fiscal period ended August 29, 2010. Net cash used in the year-to-date fiscal period ended August 28, 2011 was due to debt payments of $5.0 million and debt and equity issuance fees of $0.3 million. Net cash used in the year-to-date fiscal period ended August 29, 2010 was due to a payment on long term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with debt and equity issuance fees of $12.9 million offset by proceeds from issuance of long term debt and equity of $207.3 million. These transactions were related to the April 2010 Refinancing.

     At August 28, 2011 we had debt obligations totaling $295.5 million and net debt of $270.8 million due to $24.7 million of cash and cash equivalents. At February 27, 2011, we had debt obligations totaling $296.8 million, partially offset by $28.1 million in cash and cash equivalents, resulting in a net debt balance of $268.7 million.
     As of August 28, 2011, in addition to the cash on hand of $24.7 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at August 28, 2011 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an excess cash flow offer.
     The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.58 to 1.00 for the twelve month period ended August 28, 2011.
     In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with all of our covenants contained in all credit agreements as of August 28, 2011.
     Pursuant to the bye-law provisions that govern the preference shares of Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of
(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and
(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of August 28, 2011, the redemption value of the Series A and Series B Preference Shares totaled $105.1 million and $56.6 million, respectively. If Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.
     If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2011 Annual Report on Form 20-F.
     The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations are detailed in “— Tabular Disclosure of Contractual Obligations” of our fiscal 2011 Annual Report on Form 20-F. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.
Off-Balance Sheet Arrangements
     We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 28, 2011 and February 27, 2011, respectively.
     As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of August 28, 2011 and February 27, 2011, respectively.
     Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 28, 2011 and February 27, 2011, respectively.
Critical Accounting Policies and Significant Estimates
     Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2011 Annual Report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2011 Annual Report on Form 20-F except for revenue recognition.
Revenue recognition
     We derive revenue from the sale of products, post contract support, and professional services. Our transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. Our hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.
     Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).
     For new contracts entered into or modified on or after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. We then recognize revenue for each deliverable based on its relative value.
     VSOE is based upon the amount charged when an element is sold separately. We do not have VSOE for our hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, we are not typically able to determine TPE because our products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. We have established VSOE on our service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.
     When we are unable to establish VSOE or TPE for our products, we use BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price we would typically sell the product for on a stand-alone basis. Our discounts vary, and overall average discounts differ from quarter to quarter. However, we do sell based on market demands and maintain consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. We have determined BESP for our products based upon geography, operating system, and performance functionality. We review this margin based BESP on a periodic basis based upon the consistency of product pricing.
     For software-only products and all product transactions entered into on or prior to February 27, 2011, we recognize revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.
     We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.
     Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of our products.
     If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.
     Revenue for arrangements with resellers is generally recognized when we deliver product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when we provide a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.
     We record deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.
     Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.